UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 27a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January, 2025

Commission File Number: 001-38376

Central Puerto S.A.

(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

 CENTRAL PUERTO S.A

BUENOS AIRES, January 31, 2025

Dear Mr./Ms.,

COMISIÓN NACIONAL DE VALORES

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO

San Martin 344

City of Buenos Aires

Ref.: Material news

Dear Mr./Mrs.,

I am hereby writing to you, in my capacity as Head of Market Relations of Central Puerto S.A. ("CPSA" or the "Company"), in accordance with the applicable regulations, to inform you that the Company, through Proener S.A.U. (a company wholly controlled by CPSA), signed a subscription agreement for shares of the company AbraSilver Resource Corp. (a company listed on the Canadian Stock Exchange) ("AbraSilver"), which owns the Diablillos silver-gold project located in northwestern Argentina.

The completion of the transaction is subject to certain conditions, including but not limited to acceptance by the TSX Venture Exchange and is expected to be met on or about February 6, 2025. CPSA's current shareholding, through Proener S.A.U., in AbraSilver is 4%, which, upon completion of the transaction, will amount to 9.9%.

AbraSilver owns 100% of the shares of the Diablillos silver and gold project located in the provinces of Salta and Catamarca. The current proven resources and the estimated mineral reserves at Diablillos are 42.3 Mt grades 91 g/t Ag and 0.81 g/t Au, containing approximately 124 Moz silver and 1.1 Moz gold. The funds from the aforementioned subscription of shares will be used, among other destinations, to carry out the feasibility study of the Diablillos project, which will be completed by December. This will allow the start date of construction of the mine to be defined.

Kind regards

_______________________________

Leonardo Marinaro

Head of Market Relations

CENTRAL PUERTO S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: January 31, 2025	By:	/s/ Leonardo Marinaro
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact